UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nevada Gold & Casinos, Inc.

 (Name of Issuer)

Common Stock, $0.12 par value per share

 (Title of Class of Securities)

64126Q206

(CUSIP Number)

Robert B. Sturges

10 Edgewater Drive 12-F

Coral Gables, FL 33133

Copy to:

Robert L. Ruben, Esq.

Saul Ewing LLP

1919 Pennsylvania Avenue NW, Suite 550

Washington, DC 20006

(202) 295-6622

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1. Names of Reporting Persons. Robert B. Sturges
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 665,000[1]
8. Shared Voting Power 0
9. Sole Dispositive Power 665,000[1]
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 665,000[1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.17%[2]
14. Type of Reporting Person (See Instructions) IN

1 The number of shares beneficially owned includes (i) 90,000 shares of Common Stock held by the Reporting Person plus (ii) options to purchase 575,000 shares of Common Stock held by the Reporting Person that are exercisable within 60 days (the “Options”). Because the Reporting Person separated from employment with the Issuer on September 6, 2012, pursuant to the terms of the applicable employee stock option plans, all of the remaining options will expire, if not exercised, on December 5, 2012. The Options have the following exercise prices: 100,000 with an exercise price of $4.87; 100,000 with an exercise price of $1.20; 150,000 with an exercise price of $1.25; 150,000 with an exercise price of $0.98; and 75,000 with an exercise price of $1.57.

2 The Reporting Person had options to purchase an additional 200,000 shares of Common Stock of the Issuer, which expired on August 30, 2012. Prior to August 30, 2012, the Reporting Person therefore beneficially owned 865,000 shares, or 5.42%, of the Common Stock of the Issuer. The ownership totals stated herein reflect a reduction in security ownership based on expiration of options held by the Reporting Person and are current as of October 24, 2012. Therefore, absent additional purchases of Common Stock, the Reporting Person is no longer required to make, and will not make, further filings hereunder.

Introductory Note

As detailed below, as of July 27, 2010, the Reporting Person became the beneficial owner of 5.95% of the Common Stock of the Issuer (and therefore should have filed Schedule 13D at that time), and as of August 30, 2012 ceased to be the beneficial owner of more than 5% (and therefore was no longer required to file Schedule 13D). The Reporting Person inadvertently failed to file a report when originally due, but made this corrective filing when the oversight was discovered. The Reporting Person, on July 27, 2010, received a grant of 150,000 employee stock options to purchase Common Stock of the Issuer, increasing his holdings on that date to 60,000 shares of Common Stock and 700,000 employee stock options to purchase Common Stock of the Issuer which were exercisable within 60 days. Based upon the Issuer’s annual report on Form 10-K for the year ended April 30, 2010, filed with the Securities and Exchange Commission on July 29, 2010, there were 12,764,130 shares of Common Stock issued and outstanding as of July 27, 2010. Based on the foregoing, the 760,000 shares of Common Stock beneficially owned by the Reporting Person represented approximately 5.95% of the shares of Common Stock then issued and outstanding.

Although the original Schedule 13D was not timely filed, the security ownership of the Reporting Person was otherwise timely disclosed on a Form 4 filed by Robert B. Sturges on August 2, 2010 as well as in the definitive Proxy Statement of Nevada Gold & Casinos, Inc. filed on August 25, 2010. The ownership totals stated herein reflect a reduction in security ownership based on expiration of options held by the Reporting Person and are current as of October 24, 2012. Therefore, absent additional purchases of Common Stock, the Reporting Person is no longer required to make, and will not make, further filings hereunder.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.12 per share (the “Common Stock”), of Nevada Gold & Casinos, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 50 Briar Hollow Lane, Suite 500W, Houston, TX 77027.

Item 2. Identity and Background.

(a), (f) This Schedule is filed on behalf of Robert B. Sturges (“Sturges”), a citizen of the United States of America, as the “Reporting Person” and Sturges is filing this Schedule solely and not as a member of any group.

(b) The business address and principal office is 10 Edgewater Drive, 12-F, Coral Gables, FL 33133.

(c) The principal business of Sturges is to serve as an executive in the gaming, hospitality or resort industries.

(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 90,000 shares of Common Stock by investing approximately $161,150.25 (excluding commissions) of his personal funds and between October 10, 2006 and July 27, 2011 was awarded, at no cost, a total of 775,000 employee stock options to purchase Common Stock of the Issuer at various prices per share measured by the closing price of the Common Stock on the date of grant of the options (together the “Stock Options”).

Item 4. Purpose of Transaction.

Sturges purchased the shares of Common Stock for the purpose of investing in the Issuer and received the Stock Options in connection with the performance of his duties as Chief Executive Officer of the Issuer. While Sturges is a Reporting Person, he will review his investment in the shares of Common Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, he may determine to:

- acquire through open market purchases or otherwise additional shares of Common Stock;

- sell through the open market or otherwise; or

- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing control of the Issuer.

Such transactions may take place at any time without prior notice. There can be no assurance, however, that Sturges will take any such action.

As part of Sturges' ongoing review while a Reporting Person, he may from time to time hold talks or discussions with and respond to any inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. Based on the above- referenced talks, discussions or inquiries, and subject to applicable law and regulation and subject to Issuer's Articles of Incorporation, and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Sturges may determine to pursue various strategic alternatives in respect of his investment in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

- forming and conducting potential strategic developments and plans related to the Issuer;

- seeking representation on the Board of Directors of the Issuer;

- making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

- seeking to acquire control of the issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

- restructuring and effecting other significant transactions with respect to the Issuer;

- participating in "going private" transactions;

- taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

- providing financing for any of the foregoing.

Such transactions may take place at any time without prior notice. There can be no assurance, however that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Sturges. Except as contemplated in this Item 4, Reporting Person does not have any plans or proposals of any types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) Based upon the Issuer’s most recent report on Form 10-Q for the period ended July 31, 2012, filed with the Securities and Exchange Commission on September 21, 2012, there were 15,960,174 shares of Common Stock issued and outstanding as of September 11, 2012. Based on the foregoing, the 665,000 shares of Common Stock beneficially owned by the Reporting Person (the “Subject Shares”) represent approximately 4.17% of the shares of Common Stock issued and outstanding. Because the Reporting Person separated from employment with the Issuer on September 6, 2012, pursuant to the terms of the applicable employee stock option plans, all of the remaining options will expire, if not exercised, on December 5, 2012.

The Reporting Person will have the power to vote or direct the vote (and the power to dispose or direct the disposition of) of the Subject Shares.

As of the date hereof, the Reporting Person does not own any shares of Common Stock other than the Subject Shares.

(c) The Reporting Person had options to purchase 200,000 shares of common stock, which expired on August 30, 2012. Except for the expiration of such options, within the last 60 days, no other transactions in shares of Common Stock were effected by the Reporting Person.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 30, 2012 and therefore is no longer a Reporting Person hereunder. Therefore, absent additional purchases of Common Stock, the Reporting Person is no longer required to make, and will not make, further filings hereunder.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the matters described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 24, 2012

/s/ Robert B. Sturges
Robert B. Sturges